

November 9, 2012

Via E-mail
René F. Jones
Executive Vice President and Chief Financial Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, NY  14203

> **Re:  M&T Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed and Amended August 9, 2012**
> **Form 8-K Filed August 31, 2012**
> **Response dated October 29, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 6, 2012**
> **File No. 001-09861**

Dear Mr. Jones:

We have reviewed your filings and your response dated October 29, 2012 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A.  Risk Factors

1.    We note your response to prior comment 1 and believe a complete risk factor discussion should be included in your disclosure filings prior to the filing of your next 10-K.

Additionally, we note the reference in your response to other sections of your document where risks are disclosed.  Please note that your revised risk factor section should include the details an investor needs to understand the risk and the potential consequences without having to refer to other sections of your document.  In order to insure that your investors and the Hudson City investors voting on the merger have an adequate discussion of the applicable risks, please amend your 10-K or 10-Q to include a new risk factor discussion.  Alternatively, include a discussion of all material risks applicable to your business in your Form S-4.

Item 15.  Exhibits, Financial Statement Schedules

2.      We note your response to prior comment 5 and we do not agree with your position that the consulting agreement and arrangement are not required to be filed because they are unrelated to the directors' service as director.  Please note that Item 601(b)(10)(iii)(A) requires you to file any management contract or any compensatory plan, contract or arrangement.  Please file the consulting arrangement with Robert E. Sandler, Jr. and Donald E. Foley as exhibits.

Definitive Proxy Statement on Schedule 14A

Director Compensation, page 38

3.      We note your response to prior comment 7.  Please address the following:

- Tell us why you did not file Mr. Foley's employment arrangement as an exhibit to your filings.

- Tell us why your Form 8-K filed May 19, 2011 did not provide any information responsive to Items 5.02(d)(4) and (5).

Form 10-Q/A for the Quarterly Period Ended June 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Asset and Past Due, Renegotiated and Impaired Loan Data, page 77

4.      We note from your response to prior comment 10 that at June 30, 2012, the balance of your junior lien loans and lines that were in nonaccrual status solely as a result of first lien loan performance was insignificant.  We also note from page 104 of your 2011 Form 10-K that your loans are placed on nonaccrual status and previously accrued interest thereon is charged against income when principal or interest is delinquent 90 days.  Please tell us the following:

- The balance at June 30, 2012 of your junior lien loans and lines that were in nonaccrual status solely as a result of first lien loan performance.

- Whether your determination that junior liens on nonaccrual status solely as a result of the first lien loan performance was insignificant is based upon the first lien being classified as nonaccrual at 90 days past due or sooner. If not, quantify the impact on nonaccrual second liens if you adjust the nonaccrual status threshold for first liens that you own or service to 90 days past due.

- The extent to which you have considered using that data from your junior liens where you do own or service the first lien for purposes of evaluating the nonaccrual status of junior liens that are behind a first lien mortgage that is not owned or serviced by you (e.g., using the information on junior liens where you do have data on the related first liens as a proxy for the data you do not have on first liens related to your remaining junior lien portfolio). Quantify the impact of using the information that you do have on a portion of your junior lien portfolio and applying that information to your entire junior lien portfolio, including the impact on the balance of nonaccrual junior liens behind first liens that you do not own or service.

Form 8-K Filed August 31, 2012

Exhibit 2.1

5.      We note your response to prior comment 11 and we are aware that the disclosure schedules are the only schedules that were omitted from the agreement when filed. However, without a list identifying the contents of the omitted schedules, investors are unable to ascertain which provisions of the agreement contain exceptions that appear in the disclosure schedules. Therefore, please refile the agreement as previously requested.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Privately Issued Mortgage-Backed Securities, page 95

6.      We note that the net unrealized losses for your privately issued residential mortgage-backed securities within your available for sale portfolio were $143.828 million as of September 30, 2012, and these securities have been in a continuous unrealized loss position for twelve months or longer. We also note your disclosure of the current default and severity status of these securities within the table on page 95 and the projected OTTI model default and loss severity percentages on page 96. To promote the comparability between the current status of your privately issued residential mortgage-backed securities with your available for sale portfolio and the related projected model assumptions, please

revise your tabular disclosure in future filings to include the current payment status separately for privately issued residential mortgage-backed securities for which you have recorded OTTI and the privately issued residential mortgage-backed securities for which you have not recorded OTTI.  In your disclosure, specifically address the Hybrid ARMs that constitute substantially all of the net unrealized losses of your available for sale portfolio.

You may contact Sasha Pechenik at (202) 551-3541 or Staci Shannon at (202) 551-3374 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

Sincerely,


/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director